AP
12/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12062845

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2011 (MM/DD/YY) AND ENDING January 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knox Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East, Suite 205
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Chen 203-226-6288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 8 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP
12/4

KNOX SECURITIES CORP.

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR YEAR ENDED JANUARY 31, 2012

**CONFIDENTIAL
TREATMENT
REQUESTED**

OATH OR AFFIRMATION

I, Eric Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Knox Securities Corp., as of January 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARINA P. COPRIO
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires Oct. 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KNOX SECURITIES CORP.

CONTENTS

KNOX SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

FOR YEAR ENDED JANUARY 31, 2012

PUBLIC



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Knox Securities Corp.

We have audited the accompanying statement of financial condition of Knox Securities Corp., (the "Company") as of January 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Knox Securities Corp., as of January 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
March 8, 2012

KNOX SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31,2012

ASSETS

Cash	$ 63,787
Other assets	86
TOTAL ASSETS	$ 63,873

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued taxes	$ 5,483
Accrued expenses	2,427
Due to parent	6,074
TOTAL LIABILITIES	13,984
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	223,988
Accumulated deficit	(174,109)
TOTAL STOCKHOLDER'S EQUITY	49,889
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 63,873

The accompanying notes are an integral part of this statement.

KNOX SECURITIES CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Knox Securities Corp. (the "Company") was incorporated in the state of Delaware on January 29, 2003. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on January 2, 2004. The Company's revenue is primarily derived from providing investment banking services, merger and acquisition, financial advisory and general corporate consulting services to companies. The Company is a wholly-owned subsidiary of Knox Capital Corp. (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company recognizes revenue from merger and acquisition advisory and consulting services, when applicable, at the time work is performed and services are rendered or as milestones are obtained, and from placement fees upon completion of the private placement offering.

3. CASH

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

4. INCOME TAXES

The Company is classified as a "C" Corporation for income tax purposes, and files a consolidated tax return with its Parent for federal and unconsolidated for the state.

The Company records its own tax provision as if it were a separate filer. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended January 31, 2012 management has determined that there are no material uncertain income tax positions

5. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of January 31, 2012, the Company had not entered into any subordinated loans agreements

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

□ NET CAPITAL RE□UIREMENTS

The Company is sub□ct to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2012, the Company had net capital of $49,□03 which exceeded the minimum requirement of $5,000 by $44,□03 The Company's ratio of aggregate indebtedness to net capital was 0.2□ to 1.

□ RELATED PARTY TRANSACTIONS

Effective April 1, 2010, an expense allocation agreement was entered into with the Parent, allocating expenses to the Company based upon fixed percentages. For the year ended January 31, 2012, the Company incurred $5,2□□ in expenses related to this agreement.

Revenues of $50,000 were recognized by the Company as part of a transaction with an affiliated entity.

9. SUBSE□UENT E□ENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.